Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Actavis plc.:

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Allergan, Inc. Savings and Investment Plan (Restated 2014) to be filed on or about March 17, 2015 of our report dated June 17, 2014, with respect to the statements of net assets available for benefits of the Allergan, Inc. Savings and Investment Plan (Restated 2014) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Allergan, Inc. Savings and Investment Plan (Restated 2014).

/s/ Lesley, Thomas, Schwarz & Postma, Inc.

Newport Beach, California

March 17, 2015